FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2006

Commission File Number _____0-16174____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd. Web Site: www.tevapharm.com

Contact: Dan Suesskind
Chief Financial Officer
Teva Pharmaceutical Industries Ltd.
(011) 972-2-589-2840
George Barrett
President and CEO
Teva North America
(215) 591-3030
Liraz Kalif / Kevin Mannix
Investor Relations
(011) 972-3-926-7554 / (215) 591-8912

FOR IMMEDIATE RELEASE

TEVA RECEIVES FIRST U.S. APPROVAL OF GENERIC ZOCOR® TABLETS; PRODUCT TO BE SHIPPED IMMEDIATELY

Jerusalem, Israel, June 23, 2006 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that the U.S. Food and Drug Administration has granted final approval for the Company's Abbreviated New Drug Application (ANDA) to market its generic version of Merck's Zocor® (Simvastatin) Tablets, 5 mg, 10 mg, 20 mg, and 40 mg. Shipment of these products has commenced.

Teva's AB-rated Simvastatin Tablets USP are indicated for the treatment of high cholesterol. Annual brand product sales in the U.S. of the 5 mg, 10 mg, 20 mg and 40 mg strengths were approximately $4.1 billion for the twelve months ended March 2006, based on IMS data.

As the first company to file an ANDA containing a paragraph IV certification for these strengths, Teva has been awarded 180 days of marketing exclusivity.

Israel Makov, President and CEO of Teva commented, "We are obviously pleased to receive final approval of our generic version of Zocor®. Teva is proud to lead the largest generic launch in history. This reaffirms our commitment to offering our customers the broadest product portfolio and developing the deepest pipeline in the generic industry. The addition of generic Zocor® complements Teva's long term strategy for providing high-quality and low-cost drug alternatives to the American public."

Today's approval follows an order by the United States District Court for the District of Columbia denying Sandoz's request that the FDA not approve Teva's generic Zocor® products pending a determination of its motion for a preliminary injunction ordering the FDA to approve Sandoz's ANDA.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products. Over 80% of Teva's sales are in North America and Europe.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause Teva's future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to Teva's ability to rapidly integrate Ivax Corporation's operations and achieve expected synergies, Teva's ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic products, the impact of competition from brand-name companies that sell or license their own brand products under generic trade dress and at generic prices (so called "authorized generics") or seek to delay the introduction of generic product, the impact of consolidation of our distributors and customers, regulatory changes that may prevent Teva from exploiting exclusivity periods, potential liability for sales of generic products prior to a final resolution of outstanding litigation, including that relating to the generic versions of Allegra®, Neurontin®, Oxycontin® and Zithromax®, the effects of competition on Copaxone® sales, including as a result of the expected reintroduction of Tysabri® into the market, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the regulatory environment and changes in the health policies and structures of various countries, Teva's ability to successfully identify, consummate and integrate acquisitions, potential exposure to product liability claims, dependence on patent and other protections for innovative products, significant operations worldwide that may be adversely affected by terrorism or major hostilities, environmental risks, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in Teva's Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)


By: /s/ Dan Suesskind
          Name: Dan Suesskind
          Title: Chief Financial Officer

Date: June 23, 2006